

10030719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2009 (MM/DD/YY) AND ENDING 12.31.2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Hemenetz 212.632.2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square - Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINA S. KRIVYAN
OTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified In New York County
Commission Expires July 06, 2013

Acknowledged by Mark A. Hemenetz,
before me on the 18th day of February, 2010

Lina S. Krivyan
Notary Public, State of New York, County of New York
My Commission Expires: July 06, 2013
Acting in the County of New York
Notary Licence No. 01KR6208632

Schroder Fund Advisors Inc.

Statement of Financial Condition
December 31, 2009

Report of Independent Auditors

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2010

Schroder Fund Advisors Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$1,232,993
Receivable from parent	123,213
Receivable from affiliated companies	54,003
Pre paid regulatory fees	27,326
Accrued income	8,902
Total assets	$1,446,437
Liabilities and stockholder's equity	
Liabilities	
Due to parent	$146,862
Due to affiliated companies	25,104
Accrued expenses	32,925
Total liabilities	$204,891
Stockholder's equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	1,159,943
Accumulated surplus	71,603
Total stockholder's equity	1,241,546
Total liabilities and stockholder's equity	$1,446,437

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

In June 2009, the FASB issued FASB ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (formerly SFAS 168). FASB ASC 105-10 replaces the SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Cash

Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

3. Related party transactions

The Company earns certain 12b-1 fees from affiliated mutual funds. Such amounts earned during the year ended December 31, 2009 were $72,945. The Company is reimbursed by the Parent for costs less 12b-1 fee income, plus a 5% uplift. Such reimbursement was $1,121,422 for the year ended December 31, 2009. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company. The amounts are included in regulatory and professional fees and other expenses on the Statement of Income.

4. Income taxes

The Company has a tax sharing agreement with its Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense be determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense (benefit) is currently payable (receivable).

The accompanying notes are an integral part of these financial statements.

4. Income taxes (continued)

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.
Income taxes consist of the following:

Federal	$20,331
State and local	$ 3,941
Total	$24,272

For the year ended December 31, 2009, the Company's effective tax rate was 44%. The difference between the Federal statutory rate and the Company's effective rate is generally attributable to State and local taxes.

Effective January 1, 2009, as required, the Company revised its method of accounting for income tax uncertainties. This new methodology prescribes specific recognition and measurement guidance with respect to income tax positions taken or expected to be taken for income tax reporting purposes. In order to recognize income tax benefits the Company must conclude that it is more-likely-than-not that the position will be sustained if examined by the IRS. Interest expense related to uncertain tax positions are included in the Company's provision for income taxes. Penalties, if any, are included as a component of general and administrative expenses.

As of January 1, 2009, the Company did not have any potential exposure for tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2009. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2009, the Company had net capital, as defined, of $1,151,315 which was $1,145,870 excess of its net capital requirement of $5,445, and its ratio of aggregate indebtedness to net capital was 0.07 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

6. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 25, 2010, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.